Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended September 30,
	2003	2002
Net Income	$107,882,000	$117,375,000

Basic weighted average shares outstanding	113,651,952	119,198,148
Diluted weighted average shares and common stock equivalents outstanding	114,254,065	119,506,152
Basic net income per share	$0.95	$0.98

Diluted net income per share	$0.94	$0.98

	Nine months ended September 30,
	2003	2002
Net Income	$318,107,000	$278,241,000

Basic weighted average shares outstanding	115,491,021	120,890,358
Diluted weighted average shares and common stock equivalents outstanding	115,914,883	121,334,324

Basic net income per share	$2.75	$2.30

Diluted net income per share	$2.74	$2.29